ROBERT BRANTL, ESQ.
                                 322 4TH STREET
                             BROOKLYN, NY 11215-2805
                                  718-768-6045
                               718-965-4042 (FAX)

May  25,  2006

Via  EDGAR  and  fax
--------------------
Carlton  Tartar
Assistant  Chief  Accountant
Division  of  Corporation  Finance
Securities  and  Exchange  Commission
100  F  Street,  NE
Washington,  DC  20549

     Re:    Carbon  Jungle,  Inc.
            Item  4.01  Form  8-K
            Filed  5/2/06
            File  No.  333-58188
            --------------------

Dear  Mr.  Tartar:

     I am counsel to Carbon Jungle, Inc. I am writing in response to your letter to Bo Linton, President of Carbon Jungle, Inc., dated May 3, 2006. The Staff's comments that were set forth in your letter are repeated below in italics.

     1. Please correct the commission file number on the cover page of your filing. Also, it appears that the name of the company and contact address has recently changed. Please submit the corrected information on the appropriate EDGAR form. Information for EDGAR filers is available at www.sec.gov.

     1. Carbon Jungle is today filing an amendment to the Current Report on Form 8-K dated April 21, 2006. As requested, the commission file number has been corrected on the cover of the amended filing. In addition, as requested, Carbon Jungle has updated the Form ID information in the EDGAR database.


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     2.   We  note  the  second paragraph of your disclosure. The meaning of the
          "except for" reference to your prior 10KSB filing is unclear, and it appears that the filing date is incorrect. Please revise your disclosure to clearly state the periods that were audited by the former accountant, and then address whether the former accountant's report on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. Please revise your disclosure accordingly.

     2. As requested, the amended filing contains the disclosure regarding prior opinions required by Item 304(a)(1)(ii) of Regulation S-B.

     3. Item 304(a)(l)(iv)(A) of Regulation S-B requires you to disclose whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements, resolved or not, with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Please revise your disclosure accordingly.

     3.  As  requested,  the  amended filing contains the disclosure required by
Item  304(a)(1)(iv)(A)  of  Regulation  S-B.

     4. Please obtain and file an Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

     4. As requested, an Exhibit 16 letter from the former accountants has been filed with this amended 8-K.

                                                               Yours

                                                               /s/ Robert Brantl
                                                               -----------------
                                                               Robert  Brantl


                                ACKNOWLEDGEMENT
                                ---------------

     The undersigned, as President of Carbon Jungle, Inc., hereby acknowledges that:

- Carbon Jungle, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- Carbon Jungle, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                            Yours

                                                            /s/  Bo  Linton
                                                            --------------------
                                                            Bo Linton, President

RB:rk



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